April 1, 2014

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	Intevac Inc. PREC14A filed March 18, 2014 Filed by Voce Capital LLC et al File No. 0-26946

Dear Ms. Chalk:

On behalf of Voce Catalyst Partners LP and its affiliates ("Voce"), Marc T. Giles, Joseph V. Lash and J. Daniel Plants (each, a "Filing Person" and, collectively with Voce, the "Filing Persons"), we are responding to your letter dated March 25, 2014 (the "SEC Comment Letter") in connection with the preliminary proxy statement filed by the Filing Persons on March 18, 2014 (the "Preliminary Proxy Statement"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Voce is filing a revised Preliminary Proxy Statement on Schedule 14A (the "Revised Proxy Statement"). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement, as applicable.

For your convenience, we are emailing to your attention a copy of this letter, including Exhibit A, which contains copies of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Preliminary Proxy Statement filed on March 18, 2014

General

1.	Please revise to clearly characterize all statements of belief or opinion as such, and to provide a reasonable basis for such beliefs (either in the proxy statement or through supplemental materials submitted to the staff). Examples of some opinions which are presented as facts include the following:

In response to your comment, the Filing Persons have revised their disclosures throughout the Revised Proxy Statement to clearly characterize all statements of believe or opinion as such.

Voce believes the evidence in the Revised Proxy Statement provides a reasonable basis for all of our statements of belief or opinion.

- “Along the way, Intevac has bobbed and weaved as it became clear that Intevac’s commercial approach to the Solar market was unsound.” (page 6)

In response to your comment, the Filing Persons have revised their disclosure to: “Along the way, Intevac attempted various market strategies as their original commercial approach to the Solar market (an unsound one, in our opinion), was unsuccessful.” (page 6)

Voce believes the evidence in the adjoining paragraphs provides a reasonable basis for such belief.

- “The responsibility for these failings lies squarely with Intevac’s Board.” (page 8)

In response to your comment, the Filing Persons have revised their disclosure to: “We believe the primary responsibility for these failings lies squarely with Intevac’s Board.” (page 8)

Voce believes the evidence in the “Reasons For This Solicitation” section provides a reasonable basis for our belief in the Company’s failings. Voce believes that Delaware law provides a reasonable basis for our belief that the primary responsibility for those failings lies with Intevac’s Board.1

- “The unending sea of red ink at Intevac has resulted in the public markets assigning very little value to its HDD and Photonics businesses.” (page 8)

In response to your comment, the Filing Persons have revised their disclosure to: “We believe the unending sea of red ink at Intevac has resulted in the public markets assigning a heavy discount to the Company’s businesses.” (page 9)

1 Delaware General Corporation Law Section 141(a) “The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors…”

Voce believes the evidence in the remainder of the paragraph relating to tangible book values, enterprise value and the ratio of enterprise value to revenue provides a reasonable basis for such belief.

- “While it’s clear that Intevac’s Board has failed shareholders during the previous Lost Decade…” (page 9)

In response to your comment, the Filing Persons have revised their disclosure to: “While we believe that Intevac’s Board has failed shareholders during the previous Lost Decade…” (page 9)

Voce believes the evidence in the “Reasons For This Solicitation” section provides a reasonable basis for such belief.

2.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site). Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

The Filing Persons hereby confirm that they will post their proxy materials on a specific publicly-accessible Internet Website (other than the Commission’s EDGAR Web Site). A placeholder for the website is listed on pages 4, 22, 25 and 32, and the full web address will be inserted prior to the Revised Proxy Statement becoming definitive.

3.	See our last comment above. Indicate whether you have furnished a Notice of Internet Availability of Proxy Materials, or whether you intend to rely on Rule 14a-16(n)(2) to provide the material required by the notice in the proxy statement. In the latter case, please revise to provide the required information.

The Filing Persons hereby confirm that they intend to rely on Rule 14a-16(n)(2) to provide the material required by the notice in the Revised Proxy Statement. The Filing Persons have supplemented the Revised Proxy Statement with information on the website where stockholders may access the Filing Persons’ proxy materials, how stockholders may request additional copies of the Filing Person’s proxy materials, how stockholders may attend and vote in person at the Annual Meeting, and how stockholders may obtain directions to the location of the Annual Meeting at pages 4, 20, 22 and 25.

4.	Refer to Rule 14a-5(c). If you are required to provide information to shareholders pursuant to Schedule 14A but will satisfy your disclosure obligation by referring to information being provided by Intevac pursuant to this Rule, please specifically reference the document and information to be provided. See for example, the disclosure required by Rule 14a-5(e).

The Filing Persons hereby confirm that they will rely on Rule 14a-5(c) to incorporate information from the Company Statement by reference. The Filing Persons have revised the “Incorporation by Reference” section at page 26 for clarity. In addition, the Filing Persons have added “Stockholder Proposals to Be Presented at the Next Annual Meeting” to the Revised Proxy Statement at page 24.

Reasons for the Solicitation, page 5

5.	Expand to discuss what actions your nominees will take if elected to reverse what you perceive to be negative performance at Intevac. Since your criticism of the actions or inaction of current management is specific, please be as detailed in your revised discussion of your plans for the Company.

Voce is not proposing its Nominees in connection with any specific investment agenda. Voce’s criticism of the actions and inactions of the Board is intended to demonstrate that over a long period of time the Board has consistently failed to make sound decisions in such key areas as capital allocation, corporate strategy and operational discipline. Voce believes that there are a number of crucial choices ahead of the Company and that it is necessary and in shareholders’ best interests to supplement the Board with new directors who bring considerable experience, skills and objectivity that Voce believes the current Board is lacking. Voce believes that augmenting the Board with its nominees will improve the Board’s decision-making process and help to reverse Intevac’s negative performance. Voce notes that, even if successful, Voce’s three nominees will not constitute a majority of the Board. Even if all three nominees are elected, any determinations made by such nominees could not be implemented without the assent of at least two other current directors of the Intevac Board.

Voce has attempted to make this clear in its disclosure throughout the document, including in the following disclosure located on page 6 of the Revised Proxy Statement:

“If elected, we expect that our Nominees will be experienced, objective and thoughtful directors. As such, we believe our Nominees can assist the Board in making better decisions that will enhance value for all of Intevac’s shareholders. Voce is not proposing its Nominees in connection with any specific investment agenda, nor is there any agreement among the Nominees, or between the Nominees and Voce, with respect to any matters the Nominees may be called upon to consider in their capacity as directors. The Nominees will owe fiduciary duties to all Intevac shareholders and we expect that they will take these responsibilities seriously. Moreover, if elected Voce’s three Nominees will not constitute a majority of the Board and we would expect the Nominees to work constructively with Intevac’s legacy directors in furthering the interests of all shareholders. Nonetheless, we believe they will bring valuable skills; fresh perspective; and independence to Intevac’s Board that will materially improve the Board’s decision making in such critical areas as capital allocation, corporate strategy and operational discipline, among others.”

6.	Refer to the chart on page 9 comparing the Company’s share performance to selected indexes. By footnote or other narrative disclosure, explain how you selected the indexes and why they are appropriate for comparison (other than the peer group selected from Intevac’s periodic filings).

In response to your comment, the Filing Persons have added the following disclosure (page 9):

“The iShares Russell 2000 ETF was selected as it is the most broadly followed ETF of small-capitalization companies and Intevac was a member of the Russell 2000 until June 30, 2013. The PowerShares QQQ Trust was selected as it is the most broadly followed technology-based ETF. Each approximates the total shareholder return of the index it tracks. We believe that, as Intevac is a small capitalization technology company, these ETFs are the most appropriate well-diversified ETFs to use for comparison purposes.”

7.	See our last comment above. Clarify the reference to the “Nasdaq (QQQ)” on page 9. Are you referring to the PowerShares QQQ Trust?

In response to your comment, the Filing Persons have clarified the reference and added the disclosure discussed in our response to Comment 6.

Proposal 1 – Election of Directors, page 14

8.	Refer to the disclosure at the bottom of page 15 regarding your plans to add nominees if any of the current nominees are unable to stand for election or if the Company increases the size of the Board or nominates individuals who are not current directors. Revise to address how your ability to nominate additional individuals to serve as directors would be impacted by Intevac’s advance notice bylaw provisions.

In response to your comment, the Filing Persons have revised their disclosure to: “Voce does not expect that any of the Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Nominees should occur unexpectedly, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by Voce, to the extent permissible. Voce specifically reserves the right to nominate additional persons, to the extent permissible, if the Company increases the size of the Board above its existing size or makes changes to its Board by nominating individuals that are not presently serving as directors.” (page 17)

Voce believes that under Delaware law it would likely have the ability to name a replacement nominee if a vacancy should occur unexpectedly. Voce believes that Intevac’s advance notice provision is unduly lengthy, as it requires shareholders to nominate directors more than five months prior to the annual meeting and before the previous fiscal year is even concluded, let alone reported.2 As a result, Voce made its nominations on December 4, 2013 for what will likely be a May 2014 Annual Meeting.

Voce further believes that under Delaware law it would likely be permitted to replace or supplement its nominees if a substantial change in circumstances occurs after the advance

2 See, e.g., Jana Master Fund, Ltd. V. CNET Networks, Inc. (http://courts.delaware.gov/opinions/(rpzwy5fzgk3ovn45upliyu55)/download.aspx?ID=104050)

notice deadline, especially if the changes were perceived by the Chancery Court to improperly infringe shareholders voting rights.3

Very truly yours,

/s/ Murray A. Indick
Murray A. Indick

3 See, e.g., Icahn Partners LP v. Amylin Pharmaceuticals, Inc., C.A. No. 7404-VCN (Del. Ch. Apr. 20, 2012).

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 1, 2014

VOCE CATALYST PARTNERS LP		VOCE CAPITAL LLC

By: Voce Capital LLC, its General Partner

By:	/s/ J. Daniel Plants	By:	/s/ J. Daniel Plants
	Name: J. Daniel Plants		Name: J. Daniel Plants
	Title: Managing Member		Title: Managing Member

VOCE CAPITAL MANAGEMENT LLC

By:	/s/ J. Daniel Plants	/s/ Marc T. Giles
	Name: J. Daniel Plants	Marc T. Giles
Title: Managing Member

/s/ Joseph V. Lash	/s/ J. Daniel Plants
Joseph V. Lash	J. Daniel Plants